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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2005
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No
x

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EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
· Trading statement, dated May
20, 2005

Naspers Limited
(Incorporated in the Republic of South Africa)
(Reg. no 1925/001431/06)
Share code: NPN IZIN: ZAE000015889
(“Naspers”)
Trading statement
Shareholders are advised that headline earnings per share for the financial year ending 31 March
2005 is anticipated to increase to between 750 cents and 810 cents and earnings per share between
920 and 950 cents. This exceptional growth, off a low base, is partly due to the technical application of South African Statements of Generally Accepted Accounting Practice (GAAP) relating to the creation of deferred tax assets, which gave a once-off boost to earnings and headline earnings. In addition, we benefited from the turnaround in the profitability of our Greek pay-television operations and the buoyant economic conditions in the major markets in which we operate.
The board cautions shareholders regarding an optimistic outlook of future of earnings and headline earnings growth as it is difficult to determine how long favourable economic conditions will continue. In addition, some of our businesses are mature or maturing and some earnings generated this year by the technical application of GAAP are unlikely to recur.
The financial information on which this trading statement is based has not been reviewed or reported on by the company’s auditors. Further details will be provided in the year-end results of Naspers, which are due to be published on or about 29 June 2005.
Cape Town
20 May 2005
Sponsor: Investec Bank Limited

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SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: May 20, 2005 by
Name: Stephan J. Z. Pacak
Title: Director